SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              ------------------

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 3)*

                              CONSOL Energy Inc.
                               (Name of Issuer)
             -----------------------------------------------------

                    Common Stock, par value $.01 per share
             -----------------------------------------------------
                        (Title of Class of Securities)

                                  20854P 10 9
             -----------------------------------------------------

                                (CUSIP Number)

                               Dr. Georg Muller
                                General Counsel
                            RWE Aktiengesellschaft
                                 Opernplatz 1
                  D-45128 Essen, Federal Republic of Germany
                               011 49-201-12-00

             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:
                             Peter S. Wilson, Esq.
                          Cravath, Swaine & Moore LLP
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                              September 18, 2003
             -----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                                                              2


CUSIP No.20854P 10 9                  13D


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     RWE AKTIENGESELLSCHAFT

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     THE FEDERAL REPUBLIC OF GERMANY

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    57,997,357
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    57,997,357

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     57,997,357

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     73.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     HC

________________________________________________________________________________
                               *SEE INSTRUCTIONS

          This Amendment No. 3 amends and restates in its entirety the Statement on Schedule 13D initially filed on June 7, 1999, with the Securities and Exchange Commission (the "SEC") by RWE Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("RWE"), as previously amended by Amendment No. 1 filed with the SEC by RWE on September 5, 2001, and Amendment No. 2 filed with the SEC by RWE on June 2, 2003 (such
Schedule 13D as previously amended, the "Schedule 13D"), which Schedule 13D relates to the common stock, par value $.01 per share, of CONSOL Energy Inc.

Item 1.  Security and Issuer

          The title of the class of equity securities to which this statement relates is common stock, par value $.01 per share, of CONSOL Energy Inc. (the "Common Stock"), a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Consol Plaza, 1800 Washington Road, Pittsburgh, Pennsylvania 15241.

Item 2.  Identity and Background

          The person filing this statement is RWE Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("RWE"). The principal business of RWE is that of a holding company of a group of companies active mainly in the energy, water and environmental businesses. The address of RWE's principal business and principal office is Opernplatz 1, 45128 Essen, Federal Republic of Germany.

          The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and (iv) citizenship of each member of the Executive Board and each member of the Supervisory Board of RWE are set forth on Schedule A attached hereto.

          During the last five years, neither RWE nor, to the best of its knowledge, any natural person identified on Schedule A (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

          This statement presently only relates to the disposition of Common Stock.

Item 4.  Purpose of Transaction

          The initial acquisition of Common Stock by subsidiaries of RWE was solely for investment purposes. On May 28, 2003, RWE announced that, in connection with its review of its existing investments, RWE was considering the disposition of some or all of the Common Stock owned by RWE's wholly owned subsidiary, RWE Rheinbraun Aktiengesellschaft

("Rheinbraun"). On September 18, 2003, Rheinbraun, through which RWE beneficially owns all of its Common Stock, agreed to sell 14,100,000 shares at a price of $17.82 per share to a number of investors in a private placement that is scheduled to close on September 23, 2003. Rheinbraun will pay a placement fee of 50 cents per share to the placement agent. The Placement Agreement dated September 18, 2003 (the "Placement Agreement"), covering this transaction is filed as Exhibit 1 hereto and is incorporated herein by reference. At the closing, pursuant to an Option Agreement between Rheinbraun and the placement agent for the private placement, Rheinbraun will grant to the placement agent the right (the "Placement Right") to place all or a portion of Rheinbraun's remaining Common Stock for a period beginning on the date of closing of the private placement and ending on the earlier of (i) 90 days thereafter or (ii) 30 days following the date of effectiveness of the registration statement the Issuer has agreed to file under a registration rights agreement entered into for the benefit of the private investors, subject to extension in certain events. Should the exercise of the Placement Right result in shares being sold at a purchase price in excess of $17.82, Rheinbraun has granted to the investors in the initial private placement a pro rata right to receive the amount by which such purchase price exceeds $17.82. Should Rheinbraun still own any Common Stock at the time of expiration of the Placement Right, RWE intends, subject to market conditions, to seek to dispose of all or as much of such remaining Common Stock as reasonably practicable thereafter through open market or private sales, underwritten offerings or otherwise. It is possible that Rheinbraun may not sell any Common Stock in the future and, while it has no present intention to do so, RWE or one of its subsidiaries may decide to purchase Common Stock. The Form of Option Agreement is attached as Exhibit 2 hereto and is incorporated herein by reference.

          The current board of directors of the Issuer consists of eight members. Four of those members are representatives of Rheinbraun. After the closing of the private placement described above, the placement agent will select one additional director to be nominated to the Issuer's board of directors. It is further contemplated that following the private placement described above, and the sale of Common Stock by exercise of the Placement Right, Rheinbraun's representatives on the Issuer's board of directors shall be reduced as follows: (i) one representative of Rheinbraun will resign from the Issuer's board of directors if Rheinbraun's holdings of Common Stock fall to 39% or below but remain in excess of 25% of all outstanding Common Stock,
(ii) a cumulative total of two representatives of Rheinbraun will resign from the Issuer's board of directors if Rheinbraun's holdings of Common Stock fall to 25% or below but remain in excess of 15% of all outstanding Common Stock,
(iii) a cumulative total of three representatives of Rheinbraun will resign from the Issuer's board of directors if Rheinbraun's holdings of Common Stock fall to 15% or below but remain in excess of 5% of all outstanding Common Stock, and (iv) all representatives of Rheinbraun will resign from the Issuer's board of directors if Rheinbraun's holdings of Common Stock fall to 5% or below of all outstanding Shares.

          Other than as set forth in this statement, Rheinbraun has no current plans which relate to or would result in any of the events described in Items
(a) through (j) of the instructions to this Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) As of the date of this statement, the aggregate amount of Common Stock beneficially owned by RWE is 57,997,357 shares, representing approximately 73.6% of the total number of shares of Common Stock outstanding (based on the 78,762,586 shares represented by the Issuer as outstanding as of April 30, 2003 in its Quarterly Report on Form 10-Q/A for the period ended March 31,
2001). RWE beneficially owns the 57,997,357 shares through its wholly owned subsidiary, Rheinbraun. Upon closing of the private placement described above in Item 4, RWE expects to beneficially own 43,897,357 shares, representing approximately 48.9% of the total amount of Common Stock anticipated to be outstanding at the time (based on an aggregation of the 78,762,586 shares represented by the Issuer as outstanding on April 30, 2003 and the 11,000,000 shares expected to be issued by the Issuer concurrently with the closing of RWE's sale of Common Stock in the private placement).

(b) Rheinbraun has sole power to vote or direct the vote and to dispose or direct the disposition of the shares that are the subject of this Schedule 13D. By reason of its ownership of Rheinbraun, RWE may be deemed to have the power to vote or direct the vote and to dispose or direct the disposition of the shares that are the subject of this Schedule 13D. By reason of its Placement Right, the placement agent may be deemed to share the power to dispose or direct the disposition of the shares that are the subject of this
Schedule 13D.

(c) Other than the agreement to sell 14,100,000 shares and the granting of the Placement Right in connection with the private placement described in Item 4, there has been no transaction in the Common Stock effected by RWE or its subsidiaries within the past sixty days. To the best knowledge of RWE, no natural person identified on Schedule A has engaged in any transaction in the Common Stock within the past sixty days.

(d) The investors purchasing shares in the private placement described in Item 4 have the right to receive a portion of the proceeds of the sale of RWE's shares subject to the Placement Right as described in Item 4.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          RWE has certain registration rights pursuant to an agreement (the "Registration Rights Agreement") among the Issuer, Rheinbraun and Rheinbraun U.S. GmbH (subsequently merged into Rheinbraun). The Registration Rights Agreement, as amended by the First Amendment (by letter agreement) and Second Amendment thereto is attached as Exhibits 3, 4 and 5, respectively, hereto and is incorporated herein by reference.

          Effective July 1, 2001, RWE instituted a new policy concerning compensation received by employees of RWE and of its subsidiaries (the "RWE Group") for their service as directors of any member company of the RWE Group. To the extent that the compensation received by any such director exceeds a specified level, he or she must turn over the excess to the RWE Group company that is his or her principal employer. The value of stock options received by any such director, as measured on the date of exercise, is considered to be part of his or her total compensation and is therefore subject to the policy. Thus, under certain circumstances, RWE may have a pecuniary interest in the stock options of the Issuer held from time to time by those directors of the Issuer who are employed by RWE or an RWE Group company. Under no circumstances, however, does the policy result in any RWE Group company acquiring the right to vote or dispose (or to direct the voting or disposition) of any such stock option or the Common Stock that may be acquired upon exercise of the option. Directors of the Issuer who are principally employed by the Issuer are not subject to the policy.

          In connection with the private placement described in Item 4, Rheinbraun has entered into the Placement Agency Agreement with the Issuer and the placement agent and expects to enter into the Option Agreement with the placement agent.

          Other than as set forth in this Item 6, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer to which RWE or any of the natural persons identified on Schedule A is a party.

Item 7.  Materials to be Filed as Exhibits

Exhibit 1    Placement Agreement dated September 18, 2003.

Exhibit 2    Form of Option Agreement.

Exhibit 3 Registration Rights Agreement dated February 1, 1999, among the Issuer, Rheinbraun and Rheinbraun U.S. GmbH (subsequently merged into Rheinbraun),

Exhibit 4 First Amendment (by letter agreement) dated May 23, 2003 to Registration Rights Agreement.

Exhibit 5 Second Amendment dated September 18, 2003 to Registration Rights Agreement.

                                         Signature
            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 19, 2003

                                      RWE AKTIENGESELLSCHAFT,

                                       By /s/ Dr. Georg Muller
                                          -------------------------------------
                                          Name:  Dr. Georg Muller
                                          Title: General Counsel

                                       By /s/ Andreas Zetzsche
                                          -------------------------------------
                                          Name:  Andreas Zetzsche
                                          Title: Senior Vice President Mergers &
                                                 Acquisitions

                                  Schedule A

          RWE's business is managed by an Executive Board currently consisting of four members. Under German law, the Executive Board has management responsibility for RWE and broad authority to take actions in the name of RWE, subject to the authority expressly reserved by the German Stock Corporation Act and by RWE's Articles of Association to the Shareholders Meeting or the Supervisory Board of RWE. The following list sets forth the (i) name and (ii) citizenship of the current members of RWE's Executive Board. In each case, the present principal occupation or employment and the name, principal business and the address of the corporation or other organization in which such employment is conducted is: Member of the Executive Board, RWE Aktiengesellschaft, holding company, Opernplatz 1, D-45128 Essen, Federal Republic of Germany (this is also these individuals' business address).

Harry Roels

          Mr. Roels' country of citizenship is the Netherlands.

Dr. Gert Maichel

          Dr. Maichel's country of citizenship is the Federal Republic of Germany.

Dr. Klaus Sturany

          Dr. Sturany's country of citizenship is Austria.

Jan Zilius

          Mr. Zilius' country of citizenship is the Federal Republic of Germany.

          The Supervisory Board supervises the management of RWE by the Executive Board. The following list sets forth the (i) name, (ii) business address, (iii) present principal occupation or employment and the name, address and principal business (where applicable) of the corporation or organization in which such employment is conducted and (iv) citizenship of each member of RWE's Supervisory Board.

          Dr. Paul Achleitner
          Allianz Aktiengesellschaft
          Koeniginstrasse 28
          80802 Muenchen
          Federal Republic of Germany

          Dr. Achleitner is an Executive Vice-President of Allianz Aktiengesellschaft, Koeniginstrasse 28, 80802 Muenchen, Federal Republic of Germany (insurance business). Dr. Achleitner's country of citizenship is Austria.

          Carl-Ludwig von Boehm-Bezing
          Deutsche Bank Aktiengesellschaft

          Taunusanlage 12
          60325 Frankfurt am Main
          Federal Republic of Germany

          Mr. von Boehm-Bezing is a former Member of the Executive Board of Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Federal Republic of Germany (banking business). Mr. von Boehm-Bezing's country of citizenship is the Federal Republic of Germany.

          Frank Bsirske
          ver.di Vereinte Dienstleistungsgewerkschaft e. V.
          Potsdamer Platz 10
          10785 Berlin
          Federal Republic of Germany

          Mr. Bsirske is the Chairman of ver.di Vereinte
Dienstleistungsgewerkschaft e. V., Potsdamer Platz 10, 10785 Berlin, Federal Republic of Germany (labor union). Mr. Bsirske's country of citizenship is the Federal Republic of Germany.

          Burkhard Drescher
          Stadt Oberhausen
          Schwartzstr. 72
          46042 Oberhausen
          Federal Republic of Germany

          Mr. Drescher is the Lord Mayor of the City of Oberhausen, Stadt Oberhausen, Schwartzstr. 72, 46042 Oberhausen, Federal Republic of Germany. Mr. Drescher's country of citizenship is the Federal Republic of Germany.

          Ralf Hiltenkamp
          RWE Umwelt Aktiengesellschaft
          Hegestuck 20
          58640 Iserlohn
          Federal Republic of Germany

          Mr. Hiltenkamp is the Chairman of the General Works Council of RWE Umwelt Westfalen GmbH & Co. KG, Hegestuck 20, 58640 Iserlohn, Federal Republic of Germany (service business). Mr. Hiltenkamp's country of citizenship is the Federal Republic of Germany.

          Heinz-Eberhard Holl
          Landkreis Osnabrueck
          Am Scholerberg 1
          49082 Osnabrueck
          Federal Republic of Germany

          Mr. Holl is the former Chief Administrative Officer of Landkreis (Rural District) Osnabrueck, Landkreis Osnabrueck, Am Scholerberg 1, 49082 Osnabrueck, Federal Republic of

Germany. Mr. Holl's country of citizenship is the Federal Republic of Germany.

          Berthold Huber
          IG Metall
          Stuttgarter Str. 23
          70469 Stuttgart
          Federal Republic of Germany

          Mr. Huber is the Deputy Chairman of IG Metall Trade Union, IG Metall, Stuttgarter Str. 23, 70469 Stuttgart, Federal Republic of Germany (labor union). Mr. Huber's country of citizenship is the Federal Republic of Germany.

          Berthold Krell
          RWE Net Aktiengesellschaft
          Netzregion Sued
          Friedrichstrasse 60
          57072 Siegen
          Federal Republic of Germany

          Mr. Krell is the Chairman of the General Works Council of RWE Net Aktiengesellschaft, Flamingoweg 1, 44139 Dortmund, Federal Republic of Germany (energy business). Mr. Krell's country of citizenship is the Federal Republic of Germany.

          Dr. Gerhard Langemeyer
          Stadt Dortmund
          Rathaus
          Friedensplatz 1
          44135 Dortmund
          Federal Republic of Germany

          Dr. Langemeyer is the Lord Mayor of the City of Dortmund, Stadt Dortmund, Friedensplatz 1, 44135 Dortmund, Federal Republic of Germany. Dr. Langemeyer's country of citizenship is the Federal Republic of Germany.

          Dr. h.c. Friedel Neuber
          Albertusbogen
          Heerdter Lohweg 35
          40549 Duesseldorf
          Federal Republic of Germany

          Dr. Neuber is the former President and CEO of Westdeutsche Landesbank Girozentrale, Herzogstrasse 15, 40217 Duesseldorf, Federal Republic of Germany (banking business). Dr. Neuber's country of citizenship is the Federal Republic of Germany.

          Dr. Wolfgang Reiniger
          Stadt Essen
          Rathaus

          45121 Essen
          Federal Republic of Germany

          Dr. Reiniger is the Lord Mayor of the City of Essen, Stadt Essen, Rathaus, 45121 Essen, Federal Republic of Germany. Dr. Reiniger's country of citizenship is the Federal Republic of Germany.

          Guenter Reppien
          RWE Power Aktiengesellschaft
          Erlenweg 3
          49808 Lingen
          Federal Republic of Germany

          Mr. Reppien is the Chairman of the General Works Council of RWE Power Aktiengesellschaft, Huyssenallee 2, 45128 Essen, Federal Republic of Germany (energy business). Mr. Reppien's country of citizenship is the Federal Republic of Germany.

          Bernhard von Rothkirch
          RWE Rheinbraun Aktiengesellschaft
          Verwaltung Niederaussem
          Auenheimer Strasse
          50129 Bergheim
          Federal Republic of Germany

          Mr. von Rothkirch is a chief engineer at RWE Rheinbraun
Aktiengesellschaft, Verwaltung Niederaussem Auenheimer Strasse, 50129 Bergheim, Federal Republic of Germany (lignite business). Mr. von Rothkirch's country of citizenship is the Federal Republic of Germany.

          Dr. Manfred Schneider
          Bayer Aktiengesellschaft
          51368 Leverkusen
          Federal Republic of Germany

          Dr. Schneider is the Chairman of the Supervisory Board of Bayer AG, 51368 Leverkusen, Federal Republic of Germany (chemical business). Dr. Schneider's country of citizenship is the Federal Republic of Germany.

          Klaus-Dieter Suedhofer
          IG Bergbau, Chemie, Energie
          Koenigsworther Platz 6
          30167 Hannover
          Federal Republic of Germany

          Mr. Suedhofer is the Deputy Chairman of IG Bergbau, Chemie, Energie, Koenigsworther Platz 6, 30167 Hannover, Federal Republic of Germany (labor union). Mr.

Suedhofer's country of citizenship is the Federal Republic of Germany.

          Dr. Dietmar Kuhnt
          Opernplatz 1
          45128 Essen
          Federal Republic of Germany

          Dr. Dietmar Kuhnt is the former President and CEO of RWE Aktiengesellschaft, Opernplatz 1, 45128 Essen, Federal Republic of Germany (energy business). Dr. Kuhnt's country of citizenship is the Federal Republic of Germany.

          Prof. Karel Van Miert
          Puttestraat 10
          B-1650 Bersel
          The Netherlands

          Mr. Van Miert is the former President of the University Nyenrode, Puttestraat 10, B-1650 Bersel, The Netherlands (education). Mr. Van Miert's country of citizenship is Belgium.

          Erwin Winkel
          RWE Rheinbraun Aktiengesellschaft
          Tagebau Hambach
          Heideweg
          52382 Niederzier
          Federal Republic of Germany

          Mr. Winkel is the Chairman of the General Works Council of RWE Rheinbraun Aktiengesellschaft, Stuettgenweg 2, 50935 Koeln, Federal
Republic of Germany (lignite business). Mr. Winkel's country of citizenship is the Federal Republic of Germany.

          Wilfried Eickenberg
          RWE Plus Aktiengesellschaft
          Neue Juelicher Strasse 60
          52353 Dueren
          Cologne
          Federal Republic of Germany

          Mr. Eickenberg is the Chairman of the General Works Council of RWE Plus Aktiengesellschaft, Kruppstrasse 5, 45128 Essen, Federal Republic of Germany (energy business). Mr. Eickenberg's country of citizenship is the Federal Republic of Germany.

          Josef Pitz
          Heidelberger Druckmaschinen Aktiengesellschaft
          Gutenbergstrasse 2
          69168 Wiesloch
          Federal Republic of Germany

          Mr. Pitz is the Chairman of the General Works Council of Heidelberger Druckmaschinen Aktiengesellschaft, Gutenbergstrasse 2, 69168 Wiesloch (printing systems business). Mr. Pitz's country of citizenship is the Federal Republic of Germany.